                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISION
                             Washington, D.C. 20549



                                    FORM 11-K


 (Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 2000



OR



[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



For the transition period from            to



Commission file number      001-15605



                    MindSpring Enterprises, Inc. 401(k) Plan


                                 EarthLink, Inc.
                   1375 Peachtree St., Atlanta, Georgia 30309

REQUIRED INFORMATION



ITEM 1. Not applicable



ITEM 2. Not applicable



ITEM 3. Not applicable



ITEM 4. Financial statements and exhibits

        (a)  Financial statements:

             Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the Index to Financial Statements in lieu of the requirements of Items 1 to 3 above.


        (b)  Exhibits:

             Consents of Independent Auditors/Accountants

SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, EarthLink Inc. as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 2000 to be signed on its behalf by the undersigned hereunto duly authorized.







MindSpring Enterprises Inc. 401(k) Plan



Date: July 12, 2001



/s/ LEE ADREAN
-------------------------------------
Lee Adrean, Executive Vice President-
Finance and Administration and
Chief Financial Officer
(principal financial officer)

MINDSPRING ENTERPRISES 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------


                                                                            PAGE
                                                                          ----
Report of Independent Auditors .............................................1

Financial Statements:

Statements of Net Assets Available for Benefits
   as of December 31, 2000 and 1999.........................................2

Statement of Changes in Net Assets Available for Benefits
   for the year ended December 31, 2000.....................................3

Notes to the Financial Statements.........................................4 - 8

Supplemental Schedule:

Schedule of Assets (Held at End of Year)
   as of December 31, 2000...................................................9


Exhibits:

Consent of Independent Auditors........................................... 23.1
Consent of Independent Accountants........................................ 23.2


                         REPORT OF INDEPENDENT AUDITORS

To the Plan Administrators of the
MindSpring Enterprises, Inc.
401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of MindSpring Enterprises, Inc. 401(k) Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 1999 were audited by other auditors whose report dated June 20, 2000 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ Ernst & Young LLP


Los Angeles, California
June 25, 2001

MINDSPRING ENTERPRISES 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------


                                                       DECEMBER 31,
                                                 -----------------------
                                                 2000               1999
                                                 ----               ----
Investments, at fair value                $      6,293,359   $    5,498,199

Contributions receivable:
   Participants                                    129,226           75,745
   Employer                                         21,373                -
                                          ----------------   --------------
                                                   150,599           75,745
                                          ----------------   --------------

Net assets available for benefits         $      6,443,958   $    5,573,944
                                          ================   ==============






   The accompanying notes are an integral part of these financial statements.

MINDSPRING ENTERPRISES 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000
-------------------------------------------------------------------------------


Additions to net assets:
    Contributions:
      Participants                                           $     2,935,224
      Employer                                                       443,952
                                                             ---------------
      Total contributions                                          3,379,176

    Interest income                                                   11,858
                                                             ---------------

      Total additions                                              3,391,034
                                                             ---------------

Deductions from net assets:
    Net depreciation in fair value of investments                  1,528,114
    Benefit payments to participants                                 960,157
    Administrative expenses and other                                 32,749
                                                             ---------------

      Total deductions                                             2,521,020
                                                             ---------------

Net increase                                                         870,014

Net assets available for benefits
    December 31, 1999                                              5,573,944
                                                             ---------------
    December 31, 2000                                        $     6,443,958
                                                             ===============



   The accompanying notes are an integral part of these financial statements.

MINDSPRING ENTERPRISES 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000
-------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      GENERAL

      The following description of the MindSpring Enterprises 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was a defined contribution plan established by MindSpring Enterprises, Inc. ("MindSpring") effective September 1, 1996. On February 4, 2000, MindSpring and EarthLink Network Inc. merged into EarthLink Inc. ("EarthLink" or "the Company"). Each outstanding share of EarthLink Network Inc. was exchanged for 1.615 shares of the equivalent security of the new company and each outstanding share of MindSpring common stock, including those held by participants in the Plan, was exchanged for one share of the common stock of the new company. Effective January 1, 2001, the Plan was merged into the EarthLink Inc. 401(k) Plan (see Note 6).

      All employees of the Company who have completed one month of service were eligible to participate in the Plan. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      ADMINISTRATIVE EXPENSES

      Certain administrative expenses were paid by the Plan's Sponsor, including annual custodial fees, Form 5500 and SEC filing fees, and professional fees.

      CONTRIBUTIONS

      Participants could elect to contribute, in 1% increments, up to 15% of pretax annual compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code. The Company's matching contribution was determined annually by the board of directors, not to exceed a participant's contribution up to 6% of their annual compensation. The Company could also elect to make a discretionary profit-sharing contribution for non-highly compensated employees, which was determined and approved by the Company's board of directors on an annual basis. During 2000, the Company matched 25% of the first 6% of base compensation that a participant contributed to the Plan.

      Both Company matching contributions and participant contributions were invested as directed by the individual participants into the available investment funds.

      Participation in the 401(k) Deferral Contribution of the Plan was discretionary from year to year.

      PARTICIPANT ACCOUNTS

      Each participant's account was credited with the participant's contributions, Company matching contributions, loan interest (if applicable) and an allocation of Plan earnings based upon investment elections.

MINDSPRING ENTERPRISES 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000
-------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN (CONTINUED)

      Participants could change their investment elections at any time during the year. Pursuant to the Plan agreement, participant forfeitures could be used by the Plan to (1) restore the participant's account in the event of rehire or (2) reduce any Company contribution. Participants who terminated employment other than by retirement, disability or death were entitled to all of their contributions plus a portion of the employer's contributions based on years of service. The percentage of vesting in the Company's contributions was determined as follows: 50% after two full years of service, increasing 25% for each additional year of service up to 100% after four years of service. Participants were fully vested and entitled to receive their full account balance upon normal or early retirement, disability or death. Normal retirement age was 59-1/2 years.

      Distribution of vested account balances was made to participants following termination of employment from the Company or to the designated beneficiary or beneficiaries following a participant's death.

      Withdrawals from pretax contributions were only made upon the participant's ability to prove financial hardship.

      PAYMENT OF BENEFITS

      Upon normal retirement, death, disability, or termination of service, a participant or his/her beneficiary could elect to receive a lump-sum distribution equal to his/her vested account balance in one of several ways. A participant with a vested account balance exceeding $5,000 could receive either a lump-sum payment in cash, cash and shares of company stock held in the participant's account, or a combination of one lump-sum payment and annual, semiannual, quarterly, or monthly cash installments. A participant with a vested balance less than $5,000 could receive the vested balance of his/her account in the form of a lump-sum payment or shares of company stock held in their account. In addition, hardship distributions were permitted if certain criteria were met, as defined by the Plan.

      ROLLOVERS FROM OTHER PLANS

      A participant who had received a distribution of his/her interest in a qualified retirement plan could elect to deposit all or any portion of the eligible amount of such distribution as a rollover to the Plan.

      FORFEITURES

      Termination of employment for reasons other than normal retirement, disability, or death resulted in forfeiture of the nonvested portion of the market value of employer contributions. Forfeitures were used to reduce future employer matching contributions. The Plan had forfeited accounts valued at $18,895 as of December 31, 2000. This amount was held in the Maxim Money Market account (see Schedule H). There were no forfeited accounts as of December 31, 1999.

MINDSPRING ENTERPRISES 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000
-------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN (CONTINUED)

      PARTICIPANT LOANS

      The Plan could loan a participant the lesser of $50,000 or 50% of the participant's vested account balance. Loans bore interest at the prime rate, which ranged from 7.75% to 9.50% during 2000 plus one percent. Loans were repaid in biweekly installments of principal and interest through direct deductions from the participant's paycheck. Loan repayment terms ranged from one to five years or in excess of five years for loans pertaining to the purchase of a participant's primary residence.

      INVESTMENT OPTIONS

      Participants could elect to direct their contributions into money market and mutual fund investment options offered by Great-West Life & Annuity Insurance Company (the "Custodian"). In addition, participants could invest in the common stock of the Company. Participants could change their investment elections at any time during the year. Company matching contributions were allocated based on the participants' investment elections for their contributions.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION

      The accompanying financial statements have been prepared using the accrual method of accounting from data submitted to the Plan administrator by the Custodian. Benefits were recorded when paid to participants.

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

      INVESTMENTS

      The Plan's investments in pooled separate accounts were carried at fair value based on the net asset value as determined by the Custodian. The Company's common stock was valued at the last reported sales price on the last business day of the year. Participant loans were stated at face value, which approximated fair value.

      The Plan presented in the statement of changes in net assets available for benefits the net depreciation in fair value of investments which consisted of realized gains (losses) from the sale of investments as well as changes in unrealized appreciation (depreciation) during the year. Purchases and sales of securities were recorded on a trade-date basis.

MINDSPRING ENTERPRISES 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000
-------------------------------------------------------------------------------

3.   TAX STATUS OF THE PLAN

     The Plan received a favorable determination letter from the Internal Revenue Service on December 18, 1998. This letter confirmed that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code (the "IRC") as of that date. The plan administrator believes that the Plan was operated during the year ended December 31, 2000 in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.


4.   INVESTMENTS

     The fair values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999 are as follows:

                                                     2000           1999
                                                     ----           ----
     Maxim Money Market Account                     $447,516       $410,797
     Orchard Index 500                               375,728        318,273
     American Century Ultra                          702,570        659,434
     Maxim Growth Index                              428,270        462,352
     Profile Series I                                789,646        542,677
     Profile Series II                               561,281        409,717
     Profile Series III                              335,769          -   *
     EarthLink, Inc. common stock                    324,555        668,297



     * Investment balance was less than 5% of the Plan's net assets.

     Net depreciation in fair value of investments by major investment type for the year ended December 31, 2000 is as follows:


                 Pooled separate account               $   (683,823)
                 Common stock                              (844,291)
                                                       ------------
                                                       $ (1,528,114)
                                                       ============

MINDSPRING ENTERPRISES 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000
-------------------------------------------------------------------------------


5.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:



                                                              DECEMBER 31,
                                                         2000              1999
                                                         ----              ----
      Net assets available for benefits per
       the financial statements                    $      6,443,958    $     5,573,944
      Less: benefits payable                                (37,852)                 -
                                                   -----------------   ---------------

      Net assets available for benefits per
        the Form 5500                              $      6,406,106    $     5,573,944
                                                   ================    ===============



      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2000:



      Benefits paid to participants per
       the financial statements                    $        960,157
      Add: benefits payable                                  37,852
                                                   ----------------

      Benefits paid to participants per
        the Form 5500                              $        998,009
                                                   ================



6.    PLAN MERGER

      Effective January 1, 2001, the Company merged the Plan into the EarthLink Inc. 401(k) Plan. All of the participant balances were transferred to the EarthLink Inc. 401(k) Plan in February 2001. The Company is the administrator of the EarthLink Inc. 401(k) Plan and Putnam Fiduciary Trust Company is the custodian of that plan. All investments held prior to January 1, 2001 were transferred to similar funds offered by Putnam Fiduciary Trust Company.

                                                         ADDITIONAL INFORMATION

MINDSPRING ENTERPRISES 401(k) PLAN
EMPLOYER IDENTIFICATION NUMBER 58-2511877
PLAN NUMBER 001
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2000
--------------------------------------------------------------------------------


     IDENTITY OF ISSUERS                        DESCRIPTION OF ASSETS                    CURRENT VALUE
     -------------------                        ---------------------                    -------------
*   GREAT WESTERN LIFE & ANNUITY           Profile Series I                            $         789,646
    INSURANCE COMPANY                      Profile Series II                                     561,281
                                           Profile Series III                                    335,769
                                           Profile Series 4                                       38,703
                                           Profile Series 5                                       18,547
                                           Putnam Global Growth A                                214,662
                                           Maxim Invesco ADR                                       6,373
                                           Maxim Index Pacific                                    79,353
                                           Maxim Index European                                   31,637
                                           American Century Ultra INV                            702,570
                                           AIM Constellation A                                   299,014
                                           Orchard Index 600                                      72,755
                                           Maxim Growth Index                                    428,270
                                           Maxim Loomis Sayles Small-Cap Value                    64,307
                                           Lord Abbett Developing Growth A                       111,524
                                           Fidelity Advisor Growth Opportunities                 191,315
                                           Orchard S&P 500 Index [R]                             375,728
                                           AIM Weingarten A                                      253,407
                                           Maxim Ariel Small-Cap Value                            41,867
                                           Maxim T. Rowe Price Mid-Cap Growth                    206,417
                                           Maxim Founder's Growth and Income                      28,542
                                           Aim Charter Fund A                                    130,073
                                           Maxim Value Index                                     134,907
                                           Putnam Fund for Growth & Income A                      41,276
                                           Fidelity Advisor Overseas T                            48,266
                                           Maxim US Government Mortgage Securities                35,441
                                           Maxim Bond Index                                       37,994
                                           Maxim Loomis Sayles Corp. Bond                         21,231
                                           Maxim Global Bond                                      14,099
                                           Maxim Short-Term Maturity                               6,385
                                           Guaranteed Certificate Fund                             5,205
                                           Maxim Money Market                                    447,516
                                           EarthLink, Inc. Common Stock                          324,555
                                           Employer Stock - Awaiting Purchase                          6
*   VARIOUS PLAN PARTICIPANTS              Participant Loans with varying maturities and
                                           interest rates ranging from 8.75% to 10.5%            194,718
                                                                                       -----------------
                                                                                       $       6,293,359
                                                                                       =================

*        Indicates party-in-interest to the Plan